EXHIBIT 99.1

Wellington, New Zealand – June 26, 2008 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Placement Closes

Further to Austral Pacific Energy Ltd.'s news release of June 20, 2008, the Company now confirms that it has completed the placement of 11,222,360 common (ordinary) shares with attached half-warrants, sold as units at $0.50 per unit, for total proceeds of $5,611,180. Two half-warrants are exercisable for one common share of the Company’s capital for 15 months after closing at an exercise price of $1.00.

The funds will be used to fund the Company’s current and future drilling programs and other working capital. Results from the Cheal A6 well are expected within the next week.

The shares and any shares issuable on exercise of the warrants will be subject to a four month resale restricted period in Canada. These securities are not being offered or sold in the United States and will not be registered under the US Securities Act of 1933. They will not be eligible for resale within the United States except in accordance with available exemptions from registration under that Act.

Web site:	www.austral-pacific.com
Email:	ir@austral-pacific.com
Phone:	Thom Jewell, CEO +64 (4) 495 0880 or Brad Holmes: +1 (713) 304 6962

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.